Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML announces 2011 Fourth Quarter and Full Year Results

ASML achieves record 2011 sales and sees continued strength in H1 2012

VELDHOVEN, the Netherlands, January 18, 2012 - ASML Holding NV (ASML) today publishes 2011 fourth quarter and full year results.

•	Full year 2011 net sales and net income were at record levels.

•	Net bookings in Q4 2011 of EUR 710 mln (37 units).

•	Dividend proposed of EUR 0.46 per share (up from EUR 0.40).

	Q4 2011	Q3 2011	FY 2011	FY 2010
Net sales	1,211	1,459	5,651	4,508
...of which service and field option sales	218	185	767	613
New systems sold (units)	35	46	195	154
Used systems sold (units)	6	9	27	43

Net bookings, excluding EUV	710	514	2,909	6,213
Net bookings, excluding EUV (units)	37	23	134	285
ASP of booked systems, excluding EUV	19.2	22.4	21.7	21.8

Systems backlog, excluding EUV	1,733	1,994	1,733	3,856
Systems backlog, excluding EUV (units)	71	74	71	157

Gross margin excluding EUV	42.4%	44.5%	44.3%	n/a
Gross margin	41.0%	42.1%	43.3%	43.4%

End-quarter cash and cash equivalents	2,732	2,838	2,732	1,950

Net income	285	355	1,467	1,022
EPS (in euro)	0.69	0.84	3.45	2.35
(Figures in millions of euros unless otherwise indicated)

Fourth Quarter and Full Year 2011 Highlights

•	We recognized 101 immersion systems in the full year 2011, 78 of which were our most advanced production system TWINSCAN NXT:1950i.

•	The overlay accuracy of the TWINSCAN NXT:1950i improved to 4 nanometers from 5.5 nanometers on product wafers to levels that are sufficient to support most advanced manufacturing nodes.

•	A number of TWINSCAN NXT:1950i have reached the productivity milestone of more than 4,000 wafers in a single day at customer manufacturing sites – one system within 15 days after installation.

•	More than 300 systems processed more than one million wafers each within one year, and four TWINSCAN NXT:1950i systems achieved the milestone of imaging one million wafers within 11 months.

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Holistic Lithography add-ons, which optimize mask design through Brion computational lithography and which improve scanner control using Yieldstar metrology, generated close to EUR 200 million of sales in 2011.

•

Of our new EUV lithography platform five NXE:3100 systems are operational and printing wafers, the sixth system is expected to start imaging in Q1 2012 with revenue recognition for this system expected in Q2 2012.

•	Imaging performance of the NXE:3100 has improved, demonstrating imaging resolution with enhancement technology down to 16 nanometer in single exposure mode.

•	The productivity of our Extreme Ultraviolet (EUV) systems improved to 5-7 wafers per hour at customer sites supported by several source technologies, targeting 60 wafers per hour later in 2012.

•	During the quarter, the number of exposed wafers on NXE:3100 systems more than doubled to a total of over 5,300 wafers.

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Assembly and integration of several NXE:3300 scanners is ongoing — the volume production successor of the NXE:3100 — for first shipment in the second half of 2012; a total of 11 NXE:3300 systems have been ordered.

Outlook

•	ASML expects first half 2012 net sales of about EUR 2.4 billion.

•	Q1 2012 bookings expected at a level above Q4 2011 bookings.

“We achieved 2011 record sales and profit in line with guidance initially issued a year ago, confirming the robustness of the fundamentals of the lithography business and the value of our systems. We thank our customers for their support and our employees for their hard work and dedication in realizing our potential,” said Eric Meurice, President and Chief Executive Officer of ASML. “We expect a healthy start for 2012, as we plan Q1 2012 bookings at a level above that of Q4 2011 and a first half sales level of about EUR 2.4 billion. Our customers are indeed continuing their introductions of advanced chip designs with the need to build critical mass capacity for those nodes. This trend is extended from 2011 for the Logic segment, accelerating for NAND Flash memory and expected to kick in for DRAM memory later in the year. Our customers’ development of these sub 30-nanometer nodes is supported by our portfolio of advanced TWINSCAN NXT:1950i immersion scanners and our widening portfolio of Holistic Lithography add-on products enabling optimized modeling and manufacturing within ever tighter tolerances. For the next generation nodes, we continue to make progress in bringing EUV technology to the market: we have achieved a low but relatively stable throughput at customer sites with our NXE:3100 system, enabling them to further their recipe development. Indeed, more than 5,300 wafers have now been processed and imaging at 16 nm exposure has been demonstrated, driving the development of the necessary EUV infrastructure and customer processes. In parallel, we are focusing on the light source, which currently limits the system throughput, to reach our objective of proven 60 wafers per hour in the second half of 2012. The work packages required for success to increase raw light power, raise duty cycle and improve conversion efficiency, have been identified and the progress in each area supports our roadmap at this time,” Meurice said.

For the first quarter 2012, ASML expects net sales of about EUR 1.2 billion. Sales are expected to have a gross margin in Q1 2012 of about 43 percent. R&D costs for Q1 are expected at EUR 145 million to support our strategic investments. SG&A costs are expected at EUR 54 million.

Dividend and share buy back program

Due to ASML’s strong financial position and operating cash flow prospects, we intend to continue to return excess cash to shareholders through regular share buy backs and increasing dividends, thus rewarding our shareholders for their continued investment.

ASML intends to increase the dividend by 15% compared with last year. Therefore, we will submit a proposal to the 2012 Annual General Meeting of Shareholders (AGM) to declare a dividend in respect of 2011 of EUR 0.46 per ordinary share (for a total amount of approximately EUR 190 million), compared with a dividend of EUR 0.40 per ordinary share paid in respect of 2010. The proposed dividend represents 13 percent of net income per ordinary share.

As of December 31, 2011 ASML had purchased 25.7 million shares for a total amount of EUR 700.0 million as part of its intention, as announced on January 19, 2011, to purchase up to EUR 1,000 million of its own shares within two years. The purpose of the share buy back program is to return cash to shareholders through reduction of the number of issued shares. Of the shares purchased, 13.2 million have been cancelled in 2011 with the remaining shares to be cancelled in 2012. In order to fully use the maximum room available in 2012 for dividend withholding tax-exempt share buy backs, ASML announces at this time to increase the size of the current share buy back program to an amount of EUR 1,130 million for 2012. The company has an opportunity to execute a synthethic share buy back, similar to the one in 2007, of well over one billion euros, which will be decided upon in due time.

Furthermore, ASML announces its intention to purchase up to 2.2 million of additional shares during 2012 for the purpose of covering outstanding employee stock and stock option plans. These shares will be held as treasury shares.

Both share buy back programs will be executed within the limitations of the existing authority granted by the AGM on April 20, 2011 and, if granted, of the authority proposed to future AGMs. The share buy back programs may be suspended, modified or discontinued at any time. All transactions under these programs are published on ASML’s website (www.asml.com/investors) on a weekly basis.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has almost 8,000 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com.

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 10 29 44 290 and the US +1 646 254 3365 (US participants will have to quote the following confirmation code when dialing into the conference: 8788824). To listen to the conference call, access is also available via www.asml.com.

A replay of the Investor and Media Call will be available on www.asml.com.

2011 Annual Reports

ASML will publish its 2011 Annual Report on Form 20-F, Statutory Annual Report and Remuneration Report on February 14, 2012. The reports will be published on our website at www.asml.com.

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com.

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. ASML’s quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com.

The consolidated balance sheets of ASML Holding N.V. as of December 31, 2011, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended December 31, 2011 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements, the IFRS consolidated financial statements and the Statutory Interim Report published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.